Mail Stop 4561

March 6, 2009

VIA USMAIL and FAX 011-331-4757-8976

Nasser Nassiri, President
Biocoral, Inc.
38 rue Anatole France
92594 Levallois Perret Cedex France

>   **Re: Biocoral, Inc.**
>   **Form 10-K for the year ended December 31, 2007**
>   **Filed March 31, 2008**
>   **Supplemental Response Number 1**
>   **Filed February 9, 2009**
>   **File No. 000-23512**

Dear Mr. Nassiri:

        We have reviewed your filing and have the following comments. Please be as detailed as necessary in your explanations. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Comments on Form 10-K

1.   In your response letter, you state that you attached a letter containing the requested representations. You have not provided these representations. Please promptly file the required representations on EDGAR. In response to this letter, please ensure that you file the requested representations.

Item 1. Description of Business, page 1

2.   We note your response to comment 4 of our letter dated December 2, 2008.
            You omitted the disclosure required by Item 101(e)(2) of Regulation S-K.
            Please include such disclosure in future filings.

Item 1A. Risk Factors, page 8

We depend upon our senior management and key consultants … page 10

3.   We note your response to comment 6 of our letter. If the agreement with Mr.
            Nassiri has been amended since its original filing date, this agreement should
            be filed as an exhibit in accordance with 601(b)(10). If the agreement has not
            been modified, it should still be noted in the exhibit index and incorporated by
            reference. Please tell us how you will comply.

Part II, page 12

Management Discussion and Analysis, page 13

4.   We note your response to comment 10 of our letter. The response only
            addresses your long-term debt and not your off-balance sheet arrangements.
            In future filings please provide appropriate disclosure about your off-balance
            sheet arrangements, if any.

Financial Condition, Liquidity and Capital Resources, page 15

Fiscal 2007 vs. 2006, page 15

5.   We note your response to comment 12 that you do not have a written contract
            and that the shareholder is not a beneficial owner. Please tell us how you have
            determined that this shareholder will provide $200,000 and whether you have
            any options in the event the shareholder determines not to provide this
            amount. In the event the shareholder does not provide this amount, please
            update the disclosure in future filings to discuss the impact.

* * * *

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter with your
response that keys your response to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that
we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3486.

Sincerely,

Duc Dang
Attorney/Advisor